EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Not Covered by Independent Auditors’ Report)

	10/31/2004	10/31/2003	10/31/2002	10/31/2001	10/31/2000

Earnings before income taxes and cumulative effect of change in accounting principle	$153,233,000	$120,918,000	$86,799,000	$80,077,000	$71,882,000
Plus: Fixed charges	22,004,000	22,251,000	25,324,000	27,313,000	31,103,000

Earnings available to cover fixed charges	$175,237,000	$143,169,000	$112,123,000	$107,390,000	$102,985,000

Ratio of earnings to fixed charges	7.96	6.43	4.43	3.93	3.31

Interest expense	$15,523,000	$16,285,000	$19,747,000	$22,003,000	$26,414,000
Rentals (interest expense)	6,481,000	5,966,000	5,577,000	5,310,000	4,689,000

Total fixed charges	$22,004,000	$22,251,000	$25,324,000	$27,313,000	$31,103,000